Exhibit 99.3

Consolidated Interim Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the nine and three months ended March 31, 2016 and 2015

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	Note	As At March 31, 2016	As at June 30, 2015

Assets
Current assets
Cash		24,768,772	40,510,758
Other receivables		53,348	265,189
Income tax and investment tax credits receivable		424,355	399,668
Prepaid expenses and deposits		157,126	259,143
		25,403,601	41,434,758
Non-current assets
Property and equipment		133,351	191,944
Intangible assets	5	7,554,259	8,022,383
Total assets		33,091,211	49,649,085

Liabilities
Current liabilities
Trade and other payables	6	1,406,388	8,549,895
Contingent consideration payable	7	901,889	858,257
		2,308,277	9,408,152
Non-current liabilities
Contingent consideration payable	7	3,804,036	3,503,344
Total liabilities		6,112,313	12,911,496

Equity attributable to owners of the Company
Share capital	9	233,623,544	233,633,493
Warrants	9	3,150,558	5,176,397
Contributed surplus		17,458,649	14,771,907
Share-based payment reserve	9	6,519,525	5,892,305
Accumulated other comprehensive income		(643,501)	(281,814)
Deficit		(233,129,877)	(222,454,699)
Total equity		26,978,898	36,737,589

Total liabilities and equity		33,091,211	49,649,085

Contingencies and commitments	12

The notes are an integral part of these consolidated interim financial statements

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

2

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the nine and three months periods ended March 31, 2016 and 2015

(Unaudited)

In Canadian Dollars, except per share data	Note	Nine month period ended March 31, 2016	Nine month period ended March 31, 2015	Three month period ended March 31, 2016	Three month period ended March 31, 2015

Expenses
Research and development	10	7,967,335	36,828,052	1,578,909	4,888,272
Selling, general and administrative expenses	10	3,818,660	3,777,812	1,199,458	1,268,531

Operating Loss		(11,785,995)	(40,605,864)	(2,778,367)	(6,156,803)
Change in fair value of contingent consideration payable	7	(232,427)	(747,698)	(2,005)	(276,739)
Interest income		97,923	146,551	34,204	34,304
Foreign exchange gain (loss)		1,247,393	3,930,317	(1,429,702)	1,728,007
Loss on disposal of property and equipment		(2,072)	(76,865)	(2,072)	(76,865)
Net loss for the period		(10,675,178)	(37,353,559)	(4,177,942)	(4,748,096)

Other Comprehensive loss for the period

Items that may be subsequently reclassified to net income:
Cumulative translation adjustment		(361,687)	35,596	19,247	75,272
Comprehensive loss for the period		(11,036,865)	(37,317,963)	(4,158,695)	(4,672,824)
Basic and diluted net loss per common share	11	(0.28)	(1.04)	(0.11)	(0.13)

The notes are an integral part of these consolidated interim financial statements.

3

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the nine month periods ended March 31, 2016 and 2015

(Unaudited)

			Attributable to equity holders of the Company
In Canadian Dollars	Note	Number of common shares	Share capital	Warrants	Contributed surplus	Share-based payment reserve	Accumulated Other Comprehensive Income	Deficit	Total equity
		#	$	$	$	$	$	$	$
Balance, July 1, 2015		38,878,879	233,633,493	5,176,397	14,771,907	5,892,305	(281,814)	(222,454,699)	36,737,589

Net loss for the period		-	-	-	-	-	-	(10,675,178)	(10,675,178)
Cumulative translation adjustment		-	-	-	-	-	(361,687)	-	(361,687)
Share issuance costs pursuant to public offering, net		-	(9,949)	-	-	-	-	-	(9,949)
Share options exercised, expired or cancelled	9	-	-	-	660,903	(660,903)	-	-	-
Warrants expired	9	-	-	(2,025,839)	2,025,839	-	-	-	-
Share-based payment compensation expense	9	-	-	-	-	1,288,123	-	-	1,288,123
Balance, March 31, 2016		38,878,879	233,623,544	3,150,558	17,458,649	6,519,525	(643,501)	(233,129,877)	26,978,898

Balance, July 1, 2014		35,303,913	207,374,493	5,176,397	14,768,221	2,866,292	24,028	(171,115,171)	59,094,260

Net loss for the period		-	-	-	-	-	-	(37,353,559)	(37,353,559)
Cumulative translation adjustment		-	-	-	-	-	35,596	-	35,596
Issued pursuant to a public offering, net	9	3,538,461	26,076,759	-	-	-	-	-	26,076,759
Share options exercised, expired or cancelled	9	17,009	67,286	-	3,686	(31,717)	-	-	39,255
Share-based payment compensation expense	9	-	-	-	-	2,066,589	-	-	2,066,589
Balance, March 31, 2015		38,859,383	233,518,538	5,176,397	14,771,907	4,901,164	59,624	(208,468,730)	49,958,900

The notes are an integral part of these consolidated interim financial statements.

4

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine and three month periods ended March 31, 2016 and 2015

(Unaudited)

In Canadian Dollars	Note	Nine month period ended March 31, 2016	Nine month period ended March 31, 2015	Three month period ended March 31, 2016	Three month period ended March 31, 2015

Cash flows from operating activities
Net loss for the period		(10,675,178)	(37,353,559)	(4,177,942)	(4,748,096)
Adjustments for:
Change in fair value of contingent consideration payable		232,427	747,698	2,005	276,739
Depreciation and amortization		554,549	486,628	182,002	153,802
Share-based payment compensation expense		1,288,123	2,066,589	335,647	501,369
Loss on disposal of property and equipment		2,072	76,865	2,072	76,865
Accrued interest		-	34,562	-	-
Unrealized foreign exchange gain (loss)		(1,086,396)	(2,277,283)	1,502,650	(1,481,136)
Change in working capital	13	(7,252,539)	(3,002,269)	(435,895)	648,522
Net cash used in operating activities		(16,936,942)	(39,220,769)	(2,589,461)	(4,571,935)

Cash flows from investing activities
Maturity of short term investments		-	3,025,000	-	-
Purchase of property and equipment		(2,423)	(159,063)	(1,736)	(39,341)
Net cash (used in) provided by investing activities		(2,423)	2,865,937	(1,736)	(39,341)

Cash flows from financing activities
Net proceeds from issuance of common shares and warrants		(9,949)	26,076,759	-	26,076,759
Proceeds from share options exercised	9	-	39,255	-	13,026
Net cash provided by (used in) financing activities		(9,949)	26,116,014	-	26,089,785

Foreign exchange gain (loss) on cash		1,207,328	3,275,283	(1,710,220)	2,013,636

Net (decrease) increase in cash		(15,741,986)	(6,963,535)	(4,301,417)	23,492,145
Cash at beginning of period		40,510,758	57,212,004	29,070,189	26,756,324
Cash at end of period		24,768,772	50,248,469	24,768,772	50,248,469

The notes are an integral part of these consolidated interim financial statements

5

Notes to the Consolidated Interim Financial Statements

March 31, 2016

(Unaudited in Canadian Dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of agitation and aggression in Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board for interim financial statements, including IAS 34 Interim Financial Reporting. The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of contingent consideration payable to fair value.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the annual consolidated financial statements for the year ended June 30, 2015.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Board of Directors approved the interim consolidated financial statements for issuance on May 6, 2016. The significant accounting policies that have been applied in the preparation of these interim consolidated financial statements are described in the Company’s annual financial statements for the year ended June 30, 2015 and have been applied to all periods presented.

IFRS issued but not yet adopted by the Company are disclosed in the Company’s annual financial statements for the year ended June 30, 2015 except as follows:

On January 13, 2016, the International Accounting Standards Board issued IFRS 16, Leases which replaces the current guidance in IAS 17, Leases. IFRS 16 requires lessees to recognize a lease liability reflecting future lease payments and a right of use asset for virtually all lease contracts. IFRS 16 must be applied to an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2019, with early adoption permitted. Management is evaluating the standard and has not yet determined the impact on its consolidated financial statements.

6

Notes to the Consolidated Interim Financial Statements

March 31, 2016

(Unaudited in Canadian Dollars)

4.	FINANCIAL RISK MANAGEMENT

4.1	Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is measured at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instruments as at March 31, 2016	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	24,768,772	24,768,772
Other receivables	Loans and receivables	53,348	53,348
Trade and other payables	Other liabilities	1,406,388	1,406,388
Contingent consideration payable	Fair value through profit and loss	4,705,925	4,705,925

Financial Instruments as at June 30, 2015	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	40,510,758	40,510,758
Other receivables	Loans and receivables	265,189	265,189
Trade and other payables	Other liabilities	8,549,895	8,549,895
Contingent consideration payable	Fair value through profit and loss	4,361,601	4,361,601

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The carrying value of cash, other receivables and accounts payable and other payables approximates fair value due to the short-term nature of the financial instruments.

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $1,546,722. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $1,628,088;

(b)	The probability adjusted cash flows are discounted at a rate of 20% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $1,129,010. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $1,592,898.

7

Notes to the Consolidated Interim Financial Statements

March 31, 2016

(Unaudited in Canadian Dollars)

4.2	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a)	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

Financial instruments in foreign currencies at March 31, 2016 and June 30, 2015 are approximately:

	March 31, 2016	June 30, 2015
	US$	US$
Cash	18,040,608	30,544,014
Trade and other payables	(58,294)	(102,464)
	17,982,314	30,441,550

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At March 31, 2016, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net loss for the nine month period ended March 31, 2016 would have decreased by approximately $1,410,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net loss for the nine month period ended March 31, 2016 would have increased by approximately $1,410,000.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and short term investments have maturities less than one year.

At March 31, 2016 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

If all contingencies are satisfied, the contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2017	$2,847,759
Fiscal year ending June 30, 2021	$3,797,096
Fiscal year ending June 30, 2022	$17,258,664
Fiscal year ending June 30, 2023	$19,480,500
Fiscal year ending June 30, 2024	$19,480,500

8

Notes to the Consolidated Interim Financial Statements

March 31, 2016

(Unaudited in Canadian Dollars)

4.3	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive arrangements such as collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, warrants, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the nine month period ended March 31, 2016 from the year ended June 30, 2015.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

5.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Lilly SARM License acquired (TT701)	Total
	$	$	$	$
As at July 1, 2015
Cost	20,547,993	1,055,900	624,500	22,228,393
Accumulated amortization	(13,919,829)	(282,019)	(4,162)	(14,206,010)
Net book value July 1, 2015	6,628,164	773,881	620,338	8,022,383
As at March 31, 2016
Cost	20,547,993	1,055,900	649,350	22,253,243
Accumulated amortization	(14,334,084)	(321,616)	(43,284)	(14,698,984)
Net book value March 31, 2016	6,213,909	734,284	606,066	7,554,259
Period ended March 31, 2016
Opening net book value	6,628,164	773,881	620,338	8,022,383
Amortization charge	(414,255)	(39,597)	(39,122)	(492,974)
Foreign exchange	-	-	24,850	24,850
Net book value March 31, 2016	6,213,909	734,284	606,066	7,554,259

9

Notes to the Consolidated Interim Financial Statements

March 31, 2016

(Unaudited in Canadian Dollars)

	Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Lilly SARM License acquired (TT701)	Total
	$	$	$	$

As at July 1, 2014
Cost	20,547,993	1,055,900	-	21,603,893
Accumulated amortization	(13,367,489)	(229,223)	-	(13,596,712)
Net book value	7,180,504	826,677	-	8,007,181

As at June 30, 2015
Cost	20,547,993	1,055,900	624,500	22,228,393
Accumulated amortization	(13,919,829)	(282,019)	(4,162)	(14,206,010)
Net book value June 30, 2015	6,628,164	773,881	620,338	8,022,383

Year ended June 30, 2015
Opening net book value	7,180,504	826,677	-	8,007,181
Acquisition of intangible assets	-	-	624,500	624,500
Amortization charge	(552,340)	(52,796)	(4,162)	(609,298)
Net book value June 30, 2015	6,628,164	773,881	620,338	8,022,383

The amortization of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive loss.

6.	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	March 31, 2016	June 30, 2015
	$	$
Accounts payable	320,679	2,594
Accrued expenses:
Clinical trials and manufacturing	421,297	7,769,521
Salaries and benefits	288,089	398,017
Professional fees and services	286,555	235,477
Other	89,768	144,286
	1,085,709	8,547,301
	1,406,388	8,549,895

10

Notes to the Consolidated Interim Financial Statements

March 31, 2016

(Unaudited in Canadian Dollars)

7.	CONTINGENT CONSIDERATION PAYABLE

(a)	Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 product. The Company has recognized a liability as at March 31, 2016 of $1,502,576 (June 30, 2015 - $1,429,884) which represents the fair value of the contingent consideration payable to the former shareholders of ENI.

(b)	Under the terms of the ELND005 milestone and royalty agreement, the Company is committed to pay Perrigo Company Limited contingent approval and commercialization milestones potentially totaling US$40 million and a royalty of up to 6.5% on net sales of the ELND005 product. Accordingly, the Company has recognized a liability as at March 31, 2016 of $3,203,349 (June 30, 2015 - $2,931,717) which represents the fair value of the contingent consideration payable to Perrigo.

	Payable to ENI	Payable to Perrigo	Total
Contingent Consideration Payable	$	$	$
Balance at July 1, 2014	1,030,775	2,807,511	3,838,286
Change in contingent consideration payable	399,109	(333,322)	65,787
Foreign exchange	-	457,528	457,528
Balance at June 30, 2015	1,429,884	2,931,717	4,361,601
Change in contingent consideration payable	72,692	159,735	232,427
Foreign exchange	-	111,897	111,897
Balance at March 31, 2016	1,502,576	3,203,349	4,705,925

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 4.

8.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)	On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. In fiscal 2015, Transition paid US$14 million ($15,491,600) to Lilly in three separate installments during the Phase 2 clinical study.

11

Notes to the Consolidated Interim Financial Statements

March 31, 2016

(Unaudited in Canadian Dollars)

Subsequent to March 31, 2016, the Company received notification that Lilly will not elect to advance diabetes drug candidate, TT401 into Phase 3 development. Under the terms of the collaboration agreement, all TT401 development and commercialization rights will be transferred to Transition and the Company is unencumbered to advance TT401 on its own or with a third party. The royalty that Transition is eligible to receive on sales of related Lilly compounds remains unaffected. Going forward, Lilly will be eligible to receive a royalty on future TT401 sales and a royalty on TT401 non-royalty income.

(b)	On May 6, 2015, the Company, through its wholly owned subsidiary Transition Therapeutics Ireland Limited (“TTIL”), exclusively licensed worldwide rights to a novel small molecule drug candidate, TT701 from Lilly. Under the terms of the agreement, TTIL has acquired the rights to develop and commercialize TT701. Transition will pay Lilly upfront consideration of up to US$1 million. As of June 30, 2015, Transition has paid Lilly $624,500 (US$500,000) of the upfront consideration and this payment has been capitalized as a license acquired from Lilly and will be amortized over the estimated remaining life of 12.5 years. The remaining upfront payment of US$500,000 is due upon first patient enrollment in a clinical trial. This milestone was achieved subsequent to March 31, 2016 and will be capitalized as an intangible asset when paid in the fourth quarter of fiscal 2016.

9.	SHARE CAPITAL

[a]	Authorized

At March 31, 2016, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

[b]	Common shares issued and outstanding during the period

At March 31, 2016, there were 38,878,879 common shares issued and outstanding [June 30, 2015 – 38,878,879].

On February 18, 2015, the Company announced the closing of its underwritten public offering of an aggregate of 3,538,461 common shares at a price to the public of US$6.50 per share, including 461,538 common shares issued upon the exercise of the underwriters’ over-allotment option, raising gross proceeds of $28,561,400 (US$23.0 million). The Company incurred total share issuance costs of $2,484,641, resulting in net cash proceeds of $26,076,759

Warrants

Details of whole warrants outstanding at March 31, 2016 are as follows:

		Fair Value at Date of Issuance	Expiry
Warrants	#	$	Date
US$4.60 Warrants issued August 15, 2013	853,223	1,108,107	August 15, 2015
US$6.50 Warrants issued August 15, 2013	1,050,118	917,732	August 15, 2015
US$7.10 Warrants issued June 23, 2014	1,949,250	3,150,558	June 23, 2016
Warrants outstanding at June 30, 2015	3,852,591	5,176,397
US$4.60 Warrants expired August 15, 2015	(853,223)	(1,108,107)
US$6.50 Warrants expired August 15, 2015	(1,050,118)	(917,732)
Warrants outstanding at March 31, 2016	1,949,250	3,150,558

12

Notes to the Consolidated Interim Financial Statements

March 31, 2016

(Unaudited in Canadian Dollars)

On August 15, 2015, the warrants issued on August 15, 2013 expired unexercised and accordingly, the carrying value of the expired warrants of $2,025,839 was reclassified to contributed surplus during the three month period ending September 30, 2015.

The remaining warrants outstanding at March 31, 2016 have a total fair value at date of issuance of $3,150,558 which was calculated using the Black-Scholes pricing model.

[c]	Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2015	2,755,764	5,892,305	4.82
Stock options expired [i]	(237,616)	(660,903)	4.22
Stock options forfeited or cancelled [ii]	(194,143)	-	7.23
Stock based compensation expense		1,288,123
Stock options outstanding, March 31, 2016	2,324,005	6,519,525	4.68

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2014	2,305,589	2,866,292	3.91
Stock options issued [iii]	453,500	-	7.86
Stock options exercised [iv]	(17,009)	(28,031)	2.32
Stock options expired [i]	(832)	(3,686)	6.00
Stock options forfeited or cancelled [ii]	(30,988)	-	5.75
Stock based compensation expense		2,066,589
Stock options outstanding, March 31, 2015	2,710,260	4,901,164	4.67

[i]	During the nine month period ended March 31, 2016, 237,616 stock options expired unexercised. These stock options had a fair value of $660,903 which was reclassified to contributed surplus. During the nine month period ended March 31, 2015, 832 stock options expired unexercised. These stock options had a fair value of $3,686 which was reclassified to contributed surplus.

[ii]	During the nine month period ended March 31, 2016, 194,193 stock options were cancelled. These options had a fair value of $1,006,324 and were unvested at the time of cancellation. During the nine month period ended March 31, 2015, 30,988 stock options were forfeited. These options had a fair value of $131,363 and were unvested at the time of forfeit.

[iii]	No stock options were issued during the nine month period ended March 31, 2016. The fair value of the 453,500 stock options issued during the nine month period ended March 31, 2015 was $2,490,420.

[iv]	No stock options were exercised during the nine month period ended March 31, 2016. During the nine month period ended March 31, 2015, 17,009 stock options were exercised. These options had a fair value of $28,031 and resulted in cash proceeds to the Company of $39,255.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at March 31, 2016 are $10,867,830 [June 30, 2015 - $13,274,428].

13

Notes to the Consolidated Interim Financial Statements

March 31, 2016

(Unaudited in Canadian Dollars)

10.	EXPENSES BY NATURE

	Nine month period ended March 31, 2016	Nine month period ended March 31, 2015	Three month period ended March 31, 2016	Three month period ended March 31, 2015
	$	$	$	$
Research and development
Clinical trials and manufacturing	5,091,702	31,719,913	805,799	3,048,810
Salaries and benefits	1,832,925	2,678,807	460,724	884,249
Stock compensation expense	257,112	1,113,936	81,692	244,158
Depreciation and amortization	493,807	461,971	165,004	151,284
Facility lease costs and utilities	181,363	221,598	39,782	72,645
Professional fees and services	-	189,174	-	48,333
Insurance	51,225	146,745	17,952	44,834
General laboratory supplies and materials	59,201	295,908	7,956	308,298
Ontario investment tax credits	-	-	-	85,661
	7,967,335	36,828,052	1,578,909	4,888,272
Selling, general and administrative expenses
Salaries and benefits	1,361,669	1,301,848	451,914	461,948
Professional fees and services	360,181	527,928	110,762	170,212
Insurance	199,843	191,493	69,150	62,177
Stock compensation expense	1,031,011	952,654	253,955	257,212
Facility lease costs and utilities	126,847	114,836	46,143	38,598
Business development, corporate communication and investor relations	315,074	320,072	128,083	115,366
Regulatory and stock transfer fees	134,732	135,451	94,015	80,950
Office and related expenses	174,003	208,873	52,682	80,887
Business taxes	54,558	-	(24,442)	-
Depreciation and amortization	60,742	24,657	17,196	1,181
	3,818,660	3,777,812	1,199,458	1,268,531

14

Notes to the Consolidated Interim Financial Statements

March 31, 2016

(Unaudited in Canadian Dollars)

11.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of common shares outstanding during the period. Outstanding options to purchase common shares of 2,324,005 [March 31, 2015 – 2,710,620] are not included in the calculation of diluted loss per share as the effect is anti-dilutive due to losses incurred in the nine and three month periods ended March 31, 2016 and 2015.

For the nine and three month periods ended March 31, 2016 and 2015, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	Nine month period ended March 31, 2016	Nine month period ended March 31, 2015	Three month period ended March 31, 2016	Three month period ended March 31, 2015
Loss attributable to equity holders of the Company	$(10,675,178)	$(37,353,559)	$(4,177,942)	$(4,748,096)

Weighted average number of common shares outstanding	38,798,971	35,773,180	38,798,971	36,888,372

12.	CONTINGENCIES AND COMMITMENTS

At March 31, 2016, the Company is committed to aggregate expenditures of approximately $2,048,000 [June 30, 2015 - $3,541,000] for clinical and toxicity studies to be completed during fiscals 2016 to 2018, approximately $50,000 [June 30, 2015 - $215,000] for manufacturing agreements and approximately $126,000 [June 30, 2015 - $327,000] for consulting and other agreements.

The Company may also be required to pay commercial milestone payments of US$10,000,000 to Brigham and Women’s Hospital in respect of TT701.

13.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	Nine month period ended March 31, 2016	Nine month period ended March 31, 2015	Three month period ended March 31, 2016	Three month period ended March 31, 2015
	$	$	$	$
Other receivables	211,841	(1,082,499)	19,205	84,843
Income tax and investment tax credits receivable	(24,687)	(187,275)	(24,687)	85,661
Prepaid expenses and deposits	102,017	(125,995)	171,795	78,407
Trade and other payables	(7,541,710)	(1,606,500)	(602,208)	399,611
	(7,252,539)	(3,002,269)	(435,895)	648,522

15

Notes to the Consolidated Interim Financial Statements

March 31, 2016

(Unaudited in Canadian Dollars)

14.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	Nine month period ended March 31, 2016	Nine month period ended March 31, 2015	Three month period ended March 31, 2016	Three month period ended March 31, 2015
	$	$	$	$
Salaries and other short-term employee benefits	1,235,407	1,599,452	383,581	552,675
Stock-compensation expenses	1,086,303	1,470,889	306,143	363,587
Termination benefits	127,542	-	-	-
	2,449,252	3,070,341	689,724	916,262

During the three month period ended September 30, 2015, the Chief Medical Officer, ELND005 Program Lead left the Company, resulting in a termination payment of $127,542.

15.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents. The Company’s non-current assets are primarily located in Canada.

16